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SEC FILE NUMBER
00114523

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):
[   ]  Form 10-K     [   ]  Form 20-F     [   ]  Form 11-K     [ x ]  Form 10-Q     [   ]  Form 10-D     [   ]  Form N-SAR     [   ]  Form N-CSR
For Period Ended:      March 31, 2018
[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
Trio-Tech International

Full Name of Registrant

Former Name if Applicable
16139 Wyandotte Street

Address of Principal Executive Office (Street and Number)
Van Nuys, California, 91406

City, State and Zip Code
PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ x ]
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Trio-Tech International (the " Company") is unable to timely file its quarterly report on Form 10-Q for the quarter ended March 31, 2018. The Company requires additional time to consider and evaluate the effect on its financial statements of recent changes in United States tax laws which impose a one-time repatriation tax on entities with foreign earnings and profits. While the Company has been diligently pursuing such evaluation, it could not complete such evaluation within the required time period without reasonable effort or expense due to the complexities of the new tax law. The Company expects that the Form 10-Q for the quarter ended March 31, 2018 will be filed on or before the fifth calendar day following the prescribed due date thereof.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Attach extra Sheets if Needed)
PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Victor H.M. Ting	818	787-7000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes[ x ] No[ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes[ ] No[ x ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Trio-Tech International
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   May 15, 2018
By:	/s/ Victor H.M. Ting

Name: Victor H.M. Ting
Title: Chief Financial Officer